Nixon Peabody LLP

100 Summer Street
Boston, Massachusetts 02110-2131

William E. Kelly
Direct Dial: (617) 345-1195
Direct Fax: (866) 743-4899

December 22, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Rufus Decker, Accounting Branch Chief

Re:	ThermoEnergy Corporation
Form 10-K for the year ended December 31, 2008
Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009
File No. 1-12164

Ladies and Gentlemen:

On behalf of ThermoEnergy Corporation (the “Company”), we are electronically submitting for filing, pursuant to the Securities Exchange Act of 1934, Amendments to the above-referenced reports on Forms 10-K and 10-Q.

These Amendments contain changes in response to the comments to the original reports made in a letter to Arthur S. Reynolds, the Chief Financial Officer of the Company, dated December 15, 2009 from Rufus Decker, Accounting Branch Chief.  The responses of the Company to Mr. Decker’s comments are set forth below following the comment contained in Mr. Decker’s letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Exhibit 31

Please file an amended Form 10-K with certifications that are in the exact form shown under Item 601(b)(31) of Regulation S-K.  The revised certifications should address the following:

•         The identification of the certifying individual at the beginning of the certification also includes the title of the certifying individual.  Please revise the identification of the certifying individual at the beginning of the certification to exclude the individual’s title;

•         Please revise the introductory portion of paragraph 4 to also refer to internal control over financial reporting; and

•         Please include paragraph 4(b) in the exact form shown under Item 601(b)(31) of Regulation S-K.

Please also ensure that the revised certifications are currently dated and refer to the Form 10-K/A.  Refer to Section 246.13 of the Division of Corporation Finance-Compliance and Disclosure Interpretations of Regulation 8-K, which can be found at http:/www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  In a similar manner, please file amended Forms 10-Q for the periods ended March 31, 2009, June 30, 2009, and September 30, 2009 with revised certifications.

*  *  *  *

In response to the Staff’s comment, the Amendments have been filed with certifications from which the certifying individual’s titles have been removed at the beginning of the certifications, the introductory portion of paragraph 4 has been revised to refer to internal control over financial reporting, and paragraph 4(b) has been amended to be exactly in the form shown under Item 601(b)(31) of Regulation S-K(ii).

We trust that the Staff will find that the Amendments address fully and satisfactorily the comments set forth in Mr. Decker’s letter of December 15, 2009.

If the Staff requires any further information, please contact the undersigned at (617) 345-1195.

Very truly yours,

/s/ William E. Kelly

William E. Kelly

cc:	Mr. Teodor Klowan, Jr.
Mr. Dennis C. Cossey
Mr. Arthur S. Reynolds